FINANCIAL SUMMARY

FY2015

(April 1, 2014 through March 31, 2015)

English translation from the original Japanese-language document

TOYOTA MOTOR CORPORATION

FY2015 Consolidated Financial Results

(Consolidated financial information has been prepared in accordance with U.S. generally accepted accounting principles)

English translation from the original Japanese-language document

May 8, 2015

Company name	:	Toyota Motor Corporation
Stock exchanges on which the shares are listed	:	Tokyo, Nagoya, Sapporo and Fukuoka Stock Exchanges in Japan
Code number	:	7203
URL	:	http://www.toyota.co.jp
Representative	:	Akio Toyoda, President
Contact person	:	Yasushi Kyoda, General Manager, Accounting Division Tel. (0565)28-2121
Date of the ordinary general shareholders’ meeting	:	June 16, 2015
Payment date of cash dividends	:	June 17, 2015
Filing date of financial statements	:	June 24, 2015
Supplemental materials prepared for financial results	:	yes
Earnings announcement for financial results	:	yes

(Amounts are rounded to the nearest million yen for consolidated results)

1.	Consolidated Results for FY2015 (April 1, 2014 through March 31, 2015)

(1)	Consolidated financial results

	(% of change from previous year)
	Net revenues		Operating income		Income before income taxes and equity in earnings of affiliated companies		Net income attributable to Toyota Motor Corporation
	Million yen	%	Million yen	%	Million yen	%	Million yen	%
FY2015	27,234,521	6.0	2,750,564	20.0	2,892,828	18.5	2,173,338	19.2
FY2014	25,691,911	16.4	2,292,112	73.5	2,441,080	73.9	1,823,119	89.5

Note:  Comprehensive income    FY2015    3,294,275 million yen ( 13.9%),    FY2014    2,892,501 million yen ( 49.5%)

	Net income attributable to Toyota Motor Corporation per share – Basic	Net income attributable to Toyota Motor Corporation per share – Diluted	Ratio of net income attributable to Toyota Motor Corporation to Toyota Motor Corporation shareholders’ equity	Ratio of income before income taxes and equity in earnings of affiliated companies to total assets	Ratio of operating income to net revenues
	Yen	Yen	%	%	%
FY2015	688.02	687.66	13.9	6.5	10.1
FY2014	575.30	574.92	13.7	6.3	8.9

Reference:  Equity in earnings of affiliated companies    FY2015    308,545 million yen,    FY2014    318,376 million yen

(2)	Consolidated financial position

	Total assets	Shareholders’ equity	Toyota Motor Corporation shareholders’ equity	Ratio of Toyota Motor Corporation shareholders’ equity	Toyota Motor Corporation shareholders’ equity per share
	Million yen	Million yen	Million yen	%	Yen
FY2015	47,729,830	17,647,329	16,788,131	35.2	5,334.96
FY2014	41,437,473	15,218,987	14,469,148	34.9	4,564.74

(3)	Consolidated cash flows

	From operating activities	From investing activities	From financing activities	Cash and cash equivalents at end of year
	Million yen	Million yen	Million yen	Million yen
FY2015	3,685,753	-3,813,490	306,045	2,284,557
FY2014	3,646,035	-4,336,248	919,480	2,041,170

2.	Cash Dividends

	Annual cash dividends per share					Total amount of cash dividends (annual)	Dividends payout ratio (consolidated)	Ratio of total amount of dividends to Toyota Motor Corporation shareholders’ equity (consolidated)
	End of first quarter	End of second quarter	End of third quarter	Year-end	Annual
	Yen	Yen	Yen	Yen	Yen	Million Yen	%	%
FY2014	—	65.00	—	100.00	165.00	522,960	28.7	3.9
FY2015	—	75.00	—	125.00	200.00	631,308	29.0	4.0
FY2016 (forecast)	—	—	—	—	—		—

3.	Forecast of Consolidated Results for FY2016 (April 1, 2015 through March 31, 2016)

	(% of change from FY2015)
	Net revenues		Operating income		Income before income taxes and equity in earnings of affiliated companies		Net income attributable to Toyota Motor Corporation		Net income attributable to Toyota Motor Corporation per share – Basic
	Million yen	%	Million yen	%	Million yen	%	Million yen	%	Yen
Full-year	27,500,000	1.0	2,800,000	1.8	2,970,000	2.7	2,250,000	3.5	715.01

Notes

(1)	Changes in significant subsidiaries during FY2015

(Changes in specified subsidiaries that caused a change in the scope of consolidation): none

(2)	Changes in accounting principles, procedures, and disclosures during FY2015

(i)	Changes by a newly issued accounting pronouncement: yes

(ii)	Changes other than (2)-(i) above: none

Note: For more details, please see page 15 “(6) Summary of Significant Accounting Policies”.

(3)	Number of shares issued and outstanding (common stock)

(i)	Number of shares issued and outstanding at the end of each fiscal year (including treasury stock):
FY2015 3,417,997,492 shares, FY2014 3,447,997,492 shares

(ii)	Number of treasury stock at the end of each fiscal year: FY2015 271,183,861 shares, FY2014 278,231,473 shares

(iii)	Average number of shares issued and outstanding in each fiscal year: FY2015 3,158,851,116 shares, FY2014 3,168,989,173 shares

Reference: Overview of the Unconsolidated Financial Results

FY2015 Unconsolidated Financial Results

(Unconsolidated financial information has been prepared in accordance with Japanese generally accepted accounting principles)

English translation from the original Japanese-language document

(Amounts less than one million yen are omitted for unconsolidated results)

1.	Unconsolidated Results for FY2015 (April 1, 2014 through March 31, 2015)

(1)	Unconsolidated financial results

	(% of change from previous year)
	Net revenues		Operating income		Ordinary income		Net income
	Million yen	%	Million yen	%	Million yen	%	Million yen	%
FY2015	11,209,414	1.5	1,270,664	0.1	2,125,104	15.6	1,690,679	19.3
FY2014	11,042,163	13.2	1,269,004	424.1	1,838,450	114.7	1,416,810	103.1

	Net income per share – Basic		Net income per share – Diluted
	Yen		Yen
FY2015	535.22		534.95
FY2014	447.09		446.81

(2) Unconsolidated financial position
	Total assets		Net assets		Equity ratio		Net assets per share
	Million yen		Million yen		%		Yen
FY2015	15,128,623		10,184,271		67.3		3,235.44
FY2014	13,609,725		8,920,439		65.5		2,812.17

Reference: Equity at the end of FY2015: 10,181,339 million yen, Equity at the end of FY2014: 8,913,916 million yen

2.	Forecast of Unconsolidated Results for FY2016 (April 1, 2015 through March 31, 2016)

	(% of change from FY2015)
	Net revenues		Operating income		Ordinary income		Net income		Net income per share – Basic
	Million yen	%	Million yen	%	Million yen	%	Million yen	%	Yen
Full-year	11,300,000	0.8	1,370,000	7.8	2,200,000	3.5	1,780,000	5.3	565.65

Information Regarding the Audit Procedures

At the time of disclosure of this report, the procedures for audit of financial statements, pursuant to the “Financial Instruments and Exchange Act” of Japan, have not been completed.

Cautionary Statement with Respect to Forward-Looking Statements, and Other Information

This report contains forward-looking statements that reflect Toyota’s plans and expectations. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include, but are not limited to: (i) changes in economic conditions and market demand affecting, and the competitive environment in, the automotive markets in Japan, North America, Europe, Asia and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the euro, the Australian dollar, the Russian ruble, the Canadian dollar and the British pound, and interest rates fluctuations; (iii) changes in funding environment in financial markets and increased competition in the financial services industry; (iv) Toyota’s ability to market and distribute effectively; (v) Toyota’s ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (vi) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota’s automotive operations, particularly laws, regulations and government policies relating to vehicle safety including remedial measures such as recalls, trade, environmental protection, vehicle emissions and vehicle fuel economy, as well as changes in laws, regulations and government policies that affect Toyota’s other operations, including the outcome of current and future litigation and other legal proceedings, government proceedings and investigations; (vii) political and economic instability in the markets in which Toyota operates; (viii) Toyota’s ability to timely develop and achieve market acceptance of new products that meet customer demand; (ix) any damage to Toyota’s brand image; (x) Toyota’s reliance on various suppliers for the provision of supplies; (xi) increases in prices of raw materials; (xii) Toyota’s reliance on various digital and information technologies; (xiii) fuel shortages or interruptions in electricity, transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold; and (xiv) the impact of natural calamities including the negative effect on Toyota’s vehicle production and sales.

A discussion of these and other factors which may affect Toyota’s actual results, performance, achievements or financial position is contained in Toyota’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

Consolidated financial information in this report is prepared in accordance with U.S. generally accepted accounting principles.

TOYOTA MOTOR CORPORATION    FY2015 Financial Summary

(Consolidated financial information has been prepared in accordance with U.S. generally accepted accounting principles)

TOYOTA MOTOR CORPORATION    FY2015 Financial Summary

(Consolidated financial information has been prepared in accordance with U.S. generally accepted accounting principles)

1.	Financial Results and Position

(1) Consolidated Financial Results for FY2015

Financial Results

Reviewing the general economic environment for FY2015 (April 1, 2014 through March 31, 2015), with respect to the world economy, the U.S. economy has seen ongoing recovery mainly due to increasing personal consumption and the European economy as a whole has shown continuing signs of recovery. Meanwhile, economies such as those of China and emerging countries have shown signs of weakness. The Japanese economy has been on a moderate recovery, while weakness could be seen in personal consumption and other areas.

For the automobile industry, although markets have progressed in a steady manner, especially in the U.S., markets in some emerging countries have become stagnant and the Japanese market slowed down due to the consumption tax increase. Efforts toward building a low-carbon society through eco-cars and improvements in safety increased worldwide.

Under these conditions, consolidated vehicle sales in Japan and overseas decreased by 144 thousand units, or 1.6%, to 8,972 thousand units in FY2015 compared with FY2014 (April 1, 2013 through March 31, 2014). Vehicle sales in Japan decreased by 211 thousand units, or 9.0%, to 2,154 thousand units in FY2015 compared with FY2014 under the declined market in Japan. However, with the efforts of dealers nationwide, Toyota and Lexus brands’ market share excluding mini-vehicles was 46.0%, and market share (including Daihatsu and Hino brands) including mini-vehicles was 41.8%, each remaining at as high a level as in FY2014. Meanwhile, overseas vehicle sales increased by 67 thousand units, or 1.0%, to 6,818 thousand units in FY2015 compared with FY2014, because of sales expansion in North America and Europe.

As for the results of operations, net revenues increased by 1,542.6 billion yen, or 6.0%, to 27,234.5 billion yen in FY2015 compared with FY2014, and operating income increased by 458.4 billion yen, or 20.0%, to 2,750.5 billion yen in FY2015 compared with FY2014. The factors contributing to an increase in operating income were cost reduction efforts of 280.0 billion yen, the effects of changes in exchange rates of 280.0 billion yen, and other factors of 128.4 billion yen. On the other hand, the factors contributing to a decrease in operating income were the increase in expenses and others of 160.0 billion yen, and the effects of marketing activities of 70.0 billion yen. Income before income taxes and equity in earnings of affiliated companies increased by 451.7 billion yen, or 18.5%, to 2,892.8 billion yen in FY2015 compared with FY2014. Net income attributable to Toyota Motor Corporation increased by 350.2 billion yen, or 19.2%, to 2,173.3 billion yen in FY2015 compared with FY2014.

Segment Operating Results

(i) Automotive:

Net revenues for the automotive operations increased by 1,280.7 billion yen, or 5.4%, to 25,062.1 billion yen in FY2015 compared with FY2014, and operating income increased by 386.5 billion yen, or 19.9%, to 2,325.3 billion yen in FY2015 compared with FY2014. The increase in operating income was mainly due to effects of changes in exchange rates and cost reduction efforts.

(ii) Financial services:

Net revenues for the financial services operations increased by 240.1 billion yen, or 16.9%, to 1,661.1 billion yen in FY2015 compared with FY2014, and operating income increased by 66.9 billion yen, or 22.7%, to 361.8 billion yen in FY2015 compared with FY2014. The increase in operating income was mainly due to the recording of valuation gains on interest rate swaps stated at fair value in sales finance subsidiaries.

(iii) All other:

Net revenues for all other businesses increased by 104.5 billion yen, or 9.1%, to 1,255.7 billion yen in FY2015 compared with FY2014, and operating income increased by 1.3 billion yen, or 2.1%, to 65.6 billion yen in FY2015 compared with FY2014.

TOYOTA MOTOR CORPORATION    FY2015 Financial Summary

(Consolidated financial information has been prepared in accordance with U.S. generally accepted accounting principles)

Geographic Information

(i) Japan:

Net revenues in Japan increased by 106.3 billion yen, or 0.7%, to 14,403.8 billion yen in FY2015 compared with FY2014, and operating income increased by 61.3 billion yen, or 4.1%, to 1,571.4 billion yen in FY2015 compared with FY2014. The increase in operating income was mainly due to effects of changes in exchange rates and cost reduction efforts.

(ii) North America:

Net revenues in North America increased by 1,560.4 billion yen, or 19.2%, to 9,677.5 billion yen in FY2015 compared with FY2014, and operating income increased by 258.4 billion yen, or 79.3%, to 584.5 billion yen in FY2015 compared with FY2014. The increase in operating income was mainly due to increases in both production volume and vehicle unit sales and cost reduction efforts.

(iii) Europe:

Net revenues in Europe increased by 123.3 billion yen, or 4.5%, to 2,848.2 billion yen in FY2015 compared with FY2014, and operating income increased by 22.8 billion yen, or 39.3%, to 81.1 billion yen in FY2015 compared with FY2014. The increase in operating income was mainly due to increases in both production volume and vehicle unit sales and cost reduction efforts.

(iv) Asia:

Net revenues in Asia increased by 103.5 billion yen, or 2.1%, to 4,981.2 billion yen in FY2015 compared with FY2014, and operating income increased by 26.0 billion yen, or 6.6%, to 421.7 billion yen in FY2015 compared with FY2014. The increase in operating income was mainly due to cost reduction efforts and effects of changes in exchange rates.

(v) Other (Central and South America, Oceania, Africa and the Middle East):

Net revenues in other regions increased by 112.5 billion yen, or 4.8%, to 2,449.2 billion yen in FY2015 compared with FY2014, and operating income increased by 68.9 billion yen, or 162.0%, to 111.5 billion yen in FY2015 compared with FY2014. The increase in operating income was mainly due to the decrease in expenses and others.

TOYOTA MOTOR CORPORATION    FY2015 Financial Summary

(Consolidated financial information has been prepared in accordance with U.S. generally accepted accounting principles)

(2) Consolidated Financial Position for FY2015

Net cash flows from operating activities resulted in an increase in cash by 3,685.7 billion yen in FY2015. Net cash provided by operating activities increased by 39.7 billion yen from 3,646.0 billion yen in FY2014. Net cash flows from investing activities resulted in a decrease in cash by 3,813.4 billion yen in FY2015. Net cash used in investing activities decreased by 522.7 billion yen from 4,336.2 billion yen in FY2014. Net cash flows from financing activities resulted in an increase in cash by 306.0 billion yen in FY2015. Net cash provided by financing activities decreased by 613.4 billion yen from 919.4 billion yen in FY2014. After taking into account the effect of changes in exchange rates, cash and cash equivalents increased by 243.3 billion yen, or 11.9%, to 2,284.5 billion yen at the end of FY2015 compared with the end of FY2014.

Regarding the consolidated cash flows by segment for FY2015, in non-financial services business, net cash provided by operating activities was 2,878.3 billion yen, net cash used in investing activities was 1,636.0 billion yen and net cash used in financing activities was 1,000.2 billion yen. Meanwhile, in the financial services business, net cash provided by operating activities was 777.7 billion yen, net cash used in investing activities was 2,167.9 billion yen and net cash provided by financing activities was 1,326.3 billion yen.

(3) Basic Policy on the Distribution of Profits and the Distribution of Profits for FY2015

Toyota Motor Corporation (“TMC”) deems the benefit of its shareholders as one of its priority management policies, and it is working to improve corporate structure towards the realization of sustainable growth in order to enhance its corporate value.

TMC will strive to continue to pay stable dividends with a consolidated dividend payout ratio of 30% while giving due consideration to factors such as business results for each term, investment plans and its cash reserves.

In order to successfully compete in this highly competitive industry, TMC plans to utilize its internal funds for the early commercialization of technologies for the next-generation environment and safety, giving priority to customer safety and sense of security.

Considering these factors, with respect to the dividends for FY2015, TMC plans to propose a year-end dividend of 125 yen per share, and an annual dividend of 200 yen per share, combined with the interim dividend of 75 yen per share.

TMC pays dividends twice a year – an interim dividend and a year-end dividend – and in order to secure an opportunity to directly seek shareholders’ opinions, TMC will treat payments of year-end dividends as a matter to be resolved at the 111th Ordinary General Shareholders’ Meeting, even though TMC’s articles of incorporation stipulate that retained earnings can be distributed as dividends pursuant to the resolution of the board of directors.

In FY2015, TMC repurchased approximately 55 million shares, an aggregate purchase price of approximately 359.9 billion yen from July to December 2014, excluding shares constituting less than one unit that were purchased by TMC upon request. TMC also disposed of 30 million shares in September 2014 to establish Toyota Mobility Foundation, a general incorporated foundation.

TOYOTA MOTOR CORPORATION    FY2015 Financial Summary

(Consolidated financial information has been prepared in accordance with U.S. generally accepted accounting principles)

(4) Forecast of Consolidated Financial Results for FY2016

As for our future business environment, in the world economy, the U.S. is expected to recover steadily. Also the European economy is picking up gradually chiefly in the eurozone, while the economies of several countries are likely to slow down, such as in Russia which is weighed down by declines in crude oil prices. Emerging countries also show downside risk. The Japanese economy is expected to recover gradually through improvements in employment and income conditions, although attention needs to be paid to for example uncertainty in overseas economies. The automotive market is expected to expand gradually, mainly in the U.S. However, amid adaptation of eco-car promotion policies in various countries and increased efforts toward the development of safety technologies, as well as continuing advances in information and communication technology, fierce competition exists on a global scale.

Under these circumstances, the current forecast of consolidated financial results for the next fiscal year ending March 31, 2016 is set forth below. This forecast assumes average exchange rates through the fiscal year of 115 yen per US$1 and 125 yen per 1 euro.

Forecast of consolidated results for FY2016

Net revenues	27,500.0 billion yen	(an increase of 1.0% compared with FY2015)
Operating income	2,800.0 billion yen	(an increase of 1.8% compared with FY2015)
Income before income taxes and equity in earnings of affiliated companies	2,970.0 billion yen	(an increase of 2.7% compared with FY2015)
Net income attributable to Toyota Motor Corporation	2,250.0 billion yen	(an increase of 3.5% compared with FY2015)

These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include, but are not limited to: (i) changes in economic conditions, market demand, and the competitive environment affecting the automotive markets in Japan, North America, Europe, Asia and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the euro, the Australian dollar, the Russian ruble, the Canadian dollar and the British pound, and interest rates fluctuations; (iii) changes in funding environment in financial markets and increased competition in the financial services industry; (iv) Toyota’s ability to market and distribute effectively; (v) Toyota’s ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (vi) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota’s automotive operations, particularly laws, regulations and government policies relating to vehicle safety including remedial measures such as recalls, trade, environmental protection, vehicle emissions and vehicle fuel economy, as well as changes in laws, regulations and government policies that affect Toyota’s other operations, including the outcome of current and future litigation and other legal proceedings, government proceedings and investigations; (vii) political and economic instability in the markets in which Toyota operates; (viii) Toyota’s ability to timely develop and achieve market acceptance of new products that meet customer demand; (ix) any damage to Toyota’s brand image; (x) Toyota’s reliance on various suppliers for the provision of supplies; (xi) increases in prices of raw materials; (xii) Toyota’s reliance on various digital and information technologies; (xiii) fuel shortages or interruptions in electricity, transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold; and (xiv) the impact of natural calamities including the negative effect on Toyota’s vehicle production and sales.

A discussion of these and other factors which may affect Toyota’s actual results, performance, achievements or financial position is contained in Toyota’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

TOYOTA MOTOR CORPORATION    FY2015 Financial Summary

(Consolidated financial information has been prepared in accordance with U.S. generally accepted accounting principles)

2.	Management Policy

(1) Toyota’s Basic Management Policy

“Management Policy” has been omitted, as there were no significant changes from the matters disclosed in the “Financial Summary” for the fiscal year ended March 31, 2012 (released on May 9, 2012).

The aforementioned information is available on the following Web sites.

Toyota Web site:

http://www.toyota.co.jp

Japan Exchange Group, Inc. Web site (listed company information page):

http://www.jpx.co.jp/listing/co-search/index.html

(2) Medium- and Long-term Management Strategy

Toyota intends to steadily progress toward the realization of the Toyota Global Vision through sustainable growth based on the following policies:

First, we intend to reinforce true competitiveness in order to grow as steadily as a tree adding annual growth rings. We plan to work on quality improvement and human resource development in order to manufacture vehicles that bring smiles to customers. In addition, we plan to thoroughly improve productivity in each of our business operations through measures such as effective use of management resources and the strengthening of our IT infrastructure.

Second, we intend to take bold challenges toward the creation of new value in order to progress into the future. We plan to work toward the future of mobility through pioneering technologies, products and businesses.

In order to implement the above, we intend to improve our management structure to speed up decision-making, enhance the supervision of business execution, strengthen collaboration with group companies and leverage the value of diversity.

Based on these initiatives, Toyota will contribute to “enriching lives of communities” by providing “ever-better cars.” This is expected to encourage more customers to purchase Toyota cars and thereby lead to the establishment of a stable business base. By perpetuating this cycle, we will aim to realize sustainable growth and enhance corporate value. In addition, through full observance of corporate ethics such as compliance with applicable laws and regulations, Toyota will fulfill its social responsibilities.

3.	Basic Concept Regarding the Selection of Accounting Standards

Toyota prepares its consolidated financial statements in accordance with U.S. generally accepted accounting principles due to the listing of Toyota’s common stock on the New York Stock Exchange.

TOYOTA MOTOR CORPORATION    FY2015 Financial Summary

(Consolidated financial information has been prepared in accordance with U.S. generally accepted accounting principles)

4.	Consolidated Production and Sales

(1) Production

		(Units)
Business segment		FY2014 (April 1, 2013 through March 31, 2014)	FY2015 (April 1, 2014 through March 31, 2015)	Increase (Decrease)
Automotive	Japan	4,344,892	4,124,593	(220,299)
	North America	1,759,439	1,932,618	173,179
	Europe	506,556	556,462	49,906
	Asia	1,938,155	1,829,048	(109,107)
	Other	483,123	487,166	4,043

	Total	9,032,165	8,929,887	(102,278)

Other	Housing	6,033	5,404	(629)

Note:	1 Production in “Automotive” indicates production units of new vehicles.
2 “Other” in “Automotive” consists of Central and South America, Oceania and Africa.

(2) Sales (by destination)

		(Units)
Business segment		FY2014 (April 1, 2013 through March 31, 2014)	FY2015 (April 1, 2014 through March 31, 2015)	Increase (Decrease)
Automotive	Japan	2,365,410	2,153,694	(211,716)
	North America	2,529,398	2,715,173	185,775
	Europe	844,003	859,038	15,035
	Asia	1,608,355	1,488,922	(119,433)
	Other	1,768,867	1,755,037	(13,830)

	Total	9,116,033	8,971,864	(144,169)

Other	Housing	6,270	5,935	(335)

Note:	1 Sales in “Automotive” indicates sales units of new vehicles.
2 “Other” in “Automotive” consists of Central and South America, Oceania, Africa and the Middle East, etc.

TOYOTA MOTOR CORPORATION    FY2015 Financial Summary

(Consolidated financial information has been prepared in accordance with U.S. generally accepted accounting principles)

5.	Breakdown of Consolidated Net Revenues

		(Yen in millions)
Business segment		FY2014 (April 1, 2013 through March 31, 2014)	FY2015 (April 1, 2014 through March 31, 2015)	Increase (Decrease)
Automotive	Vehicles	20,353,340	21,557,684	1,204,344
	Parts & components for overseas production	431,760	402,864	(28,896)
	Parts	1,843,478	1,921,764	78,286
	Other	1,105,277	1,123,912	18,635

	Total	23,733,855	25,006,224	1,272,369

Financial Services	—	1,379,267	1,621,685	242,418

Other	Housing	157,581	152,726	(4,855)
	Telecommunications	49,648	49,547	(101)
	Other	371,560	404,339	32,779

	Total	578,789	606,612	27,823

Total		25,691,911	27,234,521	1,542,610

Note:	The amounts represent net revenues from external customers.

TOYOTA MOTOR CORPORATION    FY2015 Financial Summary

(Consolidated financial information has been prepared in accordance with U.S. generally accepted accounting principles)

6.	Consolidated Financial Statements

(1) Consolidated Balance Sheets

	(Yen in millions)
	FY2014 (March 31, 2014)	FY2015 (March 31, 2015)	Increase (Decrease)
Assets
Current assets:
Cash and cash equivalents	2,041,170	2,284,557	243,387
Time deposits	180,207	149,321	(30,886)
Marketable securities	2,046,877	2,782,099	735,222
Trade accounts and notes receivable, less allowance for doubtful accounts of ¥18,780 million at March 31, 2014 and ¥40,849 million at March 31, 2015	2,036,232	2,108,660	72,428
Finance receivables, net	5,628,934	6,269,862	640,928
Other receivables	351,182	420,708	69,526
Inventories	1,894,704	2,137,618	242,914
Deferred income taxes	866,386	978,179	111,793
Prepaid expenses and other current assets	672,014	805,393	133,379

Total current assets	15,717,706	17,936,397	2,218,691

Noncurrent finance receivables, net	8,102,294	9,202,531	1,100,237
Investments and other assets:
Marketable securities and other securities investments	6,765,043	7,632,126	867,083
Affiliated companies	2,429,778	2,691,460	261,682
Employees receivables	44,966	45,206	240
Other	736,388	926,391	190,003

Total investments and other assets	9,976,175	11,295,183	1,319,008

Property, plant and equipment:
Land	1,314,040	1,354,815	40,775
Buildings	4,073,335	4,282,839	209,504
Machinery and equipment	10,381,285	10,945,377	564,092
Vehicles and equipment on operating leases	3,709,560	5,199,986	1,490,426
Construction in progress	286,571	581,412	294,841

Total property, plant and equipment, at cost	19,764,791	22,364,429	2,599,638

Less – Accumulated depreciation	(12,123,493)	(13,068,710)	(945,217)

Total property, plant and equipment, net	7,641,298	9,295,719	1,654,421

Total assets	41,437,473	47,729,830	6,292,357

TOYOTA MOTOR CORPORATION    FY2015 Financial Summary

(Consolidated financial information has been prepared in accordance with U.S. generally accepted accounting principles)

	(Yen in millions)
	FY2014 (March 31, 2014)	FY2015 (March 31, 2015)	Increase (Decrease)
Liabilities
Current liabilities:
Short-term borrowings	4,830,820	5,048,188	217,368
Current portion of long-term debt	2,949,663	3,915,304	965,641
Accounts payable	2,213,218	2,410,588	197,370
Other payables	845,426	913,013	67,587
Accrued expenses	2,313,160	2,668,666	355,506
Income taxes payable	594,829	348,786	(246,043)
Other current liabilities	933,569	1,126,951	193,382

Total current liabilities	14,680,685	16,431,496	1,750,811

Long-term liabilities:
Long-term debt	8,546,910	10,014,395	1,467,485
Accrued pension and severance costs	767,618	880,293	112,675
Deferred income taxes	1,811,846	2,298,469	486,623
Other long-term liabilities	411,427	457,848	46,421

Total long-term liabilities	11,537,801	13,651,005	2,113,204

Total liabilities	26,218,486	30,082,501	3,864,015

Shareholders’ equity
Toyota Motor Corporation shareholders’ equity:
Common stock, no par value, authorized: 10,000,000,000 shares at March 31, 2014 and March 31, 2015 issued: 3,447,997,492 shares at March 31, 2014 and 3,417,997,492 shares at March 31, 2015	397,050	397,050	—
Additional paid-in capital	551,308	547,054	(4,254)
Retained earnings	14,116,295	15,591,947	1,475,652
Accumulated other comprehensive income (loss)	528,161	1,477,545	949,384
Treasury stock, at cost, 278,231,473 shares at March 31, 2014 and 271,183,861 shares at March 31, 2015	(1,123,666)	(1,225,465)	(101,799)

Total Toyota Motor Corporation shareholders’ equity	14,469,148	16,788,131	2,318,983

Noncontrolling interests	749,839	859,198	109,359

Total shareholders’ equity	15,218,987	17,647,329	2,428,342

Commitments and contingencies

Total liabilities and shareholders’ equity	41,437,473	47,729,830	6,292,357

TOYOTA MOTOR CORPORATION    FY2015 Financial Summary

(Consolidated financial information has been prepared in accordance with U.S. generally accepted accounting principles)

(2) Consolidated Statements of Income and

      Consolidated Statements of Comprehensive Income

Consolidated Statements of Income

	(Yen in millions)
	FY2014 (For the year ended March 31, 2014)	FY2015 (For the year ended March 31, 2015)	Increase (Decrease)
Net revenues:
Sales of products	24,312,644	25,612,836	1,300,192
Financing operations	1,379,267	1,621,685	242,418

Total net revenues	25,691,911	27,234,521	1,542,610

Costs and expenses:
Cost of products sold	19,988,245	20,916,362	928,117
Cost of financing operations	812,894	925,314	112,420
Selling, general and administrative	2,598,660	2,642,281	43,621

Total costs and expenses	23,399,799	24,483,957	1,084,158

Operating income	2,292,112	2,750,564	458,452

Other income (expense):
Interest and dividend income	115,410	147,122	31,712
Interest expense	(19,630)	(22,871)	(3,241)
Foreign exchange gain, net	50,260	88,140	37,880
Other income, net	2,928	(70,127)	(73,055)

Total other income (expense)	148,968	142,264	(6,704)

Income before income taxes and equity in earnings of affiliated companies	2,441,080	2,892,828	451,748

Provision for income taxes	767,808	893,469	125,661
Equity in earnings of affiliated companies	318,376	308,545	(9,831)

Net income	1,991,648	2,307,904	316,256

Less – Net income attributable to noncontrolling interests	(168,529)	(134,566)	33,963

Net income attributable to Toyota Motor Corporation	1,823,119	2,173,338	350,219

	(Yen)
Net income attributable to Toyota Motor Corporation per share
Basic	575.30	688.02	112.72
Diluted	574.92	687.66	112.74

TOYOTA MOTOR CORPORATION    FY2015 Financial Summary

(Consolidated financial information has been prepared in accordance with U.S. generally accepted accounting principles)

Consolidated Statements of Comprehensive Income

	(Yen in millions)
	FY2014 (For the year ended March 31, 2014)	FY2015 (For the year ended March 31, 2015)	Increase (Decrease)
Net income	1,991,648	2,307,904	316,256
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	301,889	404,352	102,463
Unrealized gains (losses) on securities	499,560	577,703	78,143
Pension liability adjustments	99,404	4,316	(95,088)

Total other comprehensive income (loss)	900,853	986,371	85,518

Comprehensive income	2,892,501	3,294,275	401,774

Less – Comprehensive income attributable to noncontrolling interests	(185,098)	(171,553)	13,545

Comprehensive income attributable to Toyota Motor Corporation	2,707,403	3,122,722	415,319

TOYOTA MOTOR CORPORATION    FY2015 Financial Summary

(Consolidated financial information has been prepared in accordance with U.S. generally accepted accounting principles)

(3) Consolidated Statements of Shareholders’ Equity

	(Yen in millions)
	FY2014 (For the year ended March 31, 2014)
	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock, at cost	Total Toyota Motor Corporation shareholders’ equity	Noncontrolling interests	Total shareholders’ equity
Balances at March 31, 2013	397,050	551,040	12,689,206	(356,123)	(1,133,138)	12,148,035	624,821	12,772,856

Equity transaction with noncontrolling interests and other		528				528	2,985	3,513
Comprehensive income:
Net income			1,823,119			1,823,119	168,529	1,991,648
Other comprehensive income (loss)
Foreign currency translation adjustments				296,942		296,942	4,947	301,889
Unrealized gains (losses) on securities				493,750		493,750	5,810	499,560
Pension liability adjustments				93,592		93,592	5,812	99,404

Total comprehensive income						2,707,403	185,098	2,892,501

Dividends paid to Toyota Motor Corporation shareholders			(396,030)			(396,030)		(396,030)
Dividends paid to noncontrolling interests							(63,065)	(63,065)
Repurchase and reissuance of treasury stock		(260)			9,472	9,212		9,212

Balances at March 31, 2014	397,050	551,308	14,116,295	528,161	(1,123,666)	14,469,148	749,839	15,218,987

	(Yen in millions)
	FY2015 (For the year ended March 31, 2015)
	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock, at cost	Total Toyota Motor Corporation shareholders’ equity	Noncontrolling interests	Total shareholders’ equity
Balances at March 31, 2014	397,050	551,308	14,116,295	528,161	(1,123,666)	14,469,148	749,839	15,218,987

Equity transaction with noncontrolling interests and other		(422)				(422)	7,101	6,679
Comprehensive income:
Net income			2,173,338			2,173,338	134,566	2,307,904
Other comprehensive income (loss)
Foreign currency translation adjustments				380,448		380,448	23,904	404,352
Unrealized gains (losses) on securities				567,002		567,002	10,701	577,703
Pension liability adjustments				1,934		1,934	2,382	4,316

Total comprehensive income						3,122,722	171,553	3,294,275

Dividends paid to Toyota Motor Corporation shareholders			(554,933)			(554,933)		(554,933)
Dividends paid to noncontrolling interests							(69,295)	(69,295)
Repurchase of treasury stock					(360,233)	(360,233)		(360,233)
Reissuance of treasury stock		(2,136)	(23,290)		137,275	111,849		111,849
Retirement of treasury stock		(1,696)	(119,463)		121,159	—		—

Balances at March 31, 2015	397,050	547,054	15,591,947	1,477,545	(1,225,465)	16,788,131	859,198	17,647,329

TOYOTA MOTOR CORPORATION    FY2015 Financial Summary

(Consolidated financial information has been prepared in accordance with U.S. generally accepted accounting principles)

(4) Consolidated Statements of Cash Flows

	(Yen in millions)
	FY2014 (For the year ended March 31, 2014)	FY2015 (For the year ended March 31, 2015)
Cash flows from operating activities:
Net income	1,991,648	2,307,904
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	1,250,853	1,409,075
Provision for doubtful accounts and credit losses	49,718	78,969
Pension and severance costs, less payments	20,654	(3,161)
Losses on disposal of fixed assets	28,657	31,625
Unrealized losses on available-for-sale securities, net	6,197	2,578
Deferred income taxes	(56,279)	(26,887)
Equity in earnings of affiliated companies	(318,376)	(308,545)
Changes in operating assets and liabilities, and other	672,963	194,195

Net cash provided by operating activities	3,646,035	3,685,753

Cash flows from investing activities:
Additions to finance receivables	(11,953,064)	(13,126,596)
Collection of and proceeds from sales of finance receivables	11,025,353	12,450,388
Additions to fixed assets excluding equipment leased to others	(970,021)	(1,146,318)
Additions to equipment leased to others	(1,708,670)	(2,211,250)
Proceeds from sales of fixed assets excluding equipment leased to others	39,191	41,547
Proceeds from sales of equipment leased to others	744,339	803,423
Purchases of marketable securities and security investments	(4,738,278)	(3,194,294)
Proceeds from sales of and maturity of marketable securities and security investments	3,319,327	2,683,001
Payment for additional investments in affiliated companies, net of cash acquired	6,603	—
Changes in investments and other assets, and other	(101,028)	(113,391)

Net cash used in investing activities	(4,336,248)	(3,813,490)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	3,890,310	5,029,018
Payments of long-term debt	(2,988,923)	(3,462,237)
Increase (decrease) in short-term borrowings	467,976	(288,724)
Dividends paid to Toyota Motor Corporation shareholders	(396,030)	(554,933)
Dividends paid to noncontrolling interests	(63,065)	(69,295)
Reissuance (repurchase) of treasury stock	9,212	(347,784)

Net cash provided by financing activities	919,480	306,045

Effect of exchange rate changes on cash and cash equivalents	93,606	65,079

Net increase in cash and cash equivalents	322,873	243,387

Cash and cash equivalents at beginning of year	1,718,297	2,041,170

Cash and cash equivalents at end of year	2,041,170	2,284,557

Note:

In the Consolidated Statements of Cash Flows, cash and cash equivalents include cash on hand, bank deposits that can be withdrawn at any time and short-term investments that can be converted into cash at any time and carry minimal risk of change in value.

TOYOTA MOTOR CORPORATION    FY2015 Financial Summary

(Consolidated financial information has been prepared in accordance with U.S. generally accepted accounting principles)

(5) Going Concern Assumption

None

(6) Summary of Significant Accounting Policies

“Summary of Significant Accounting Policies” has been omitted, as there were no significant changes from the most recent Securities Report (filed on June 24, 2014). Changes in accounting principles, procedures, and disclosures for consolidated financial statements by newly issued accounting pronouncements are set forth below.

In July 2013, the Financial Accounting Standards Board issued updated guidance on uncertain tax positions. This guidance requires an unrecognized tax benefit, or a portion of an unrecognized tax benefit, to be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward for tax purposes, a similar tax loss, or a tax credit carryforward. The parent company and its consolidated subsidiaries (“Toyota”) adopted this guidance on April 1, 2014. The adoption of this guidance did not have a material impact on Toyota’s consolidated financial statements.

TOYOTA MOTOR CORPORATION    FY2015 Financial Summary

(Consolidated financial information has been prepared in accordance with U.S. generally accepted accounting principles)

(7) Segment Information

(i) Segment Operating Results and Assets

FY2014 (As of and for the year ended March 31, 2014)

	(Yen in millions)
	Automotive	Financial Services	All Other	Inter-segment Elimination and/or Unallocated Amount	Consolidated
Net revenues:
Sales to external customers	23,733,855	1,379,267	578,789	—	25,691,911
Inter-segment sales and transfers	47,549	41,780	572,491	(661,820)	—

Total	23,781,404	1,421,047	1,151,280	(661,820)	25,691,911

Operating expenses	21,842,626	1,126,156	1,087,010	(655,993)	23,399,799

Operating income	1,938,778	294,891	64,270	(5,827)	2,292,112

Assets	14,275,376	18,943,587	1,597,297	6,621,213	41,437,473

Investment in equity method investees	2,343,217	7,129	9,418	69,812	2,429,576

Depreciation expenses	789,266	437,896	23,691	—	1,250,853

Capital expenditure	1,044,510	1,624,944	39,930	(30,693)	2,678,691

FY2015 (As of and for the year ended March 31, 2015)
	(Yen in millions)
	Automotive	Financial Services	All Other	Inter-segment Elimination and/or Unallocated Amount	Consolidated
Net revenues:
Sales to external customers	25,006,224	1,621,685	606,612	—	27,234,521
Inter-segment sales and transfers	55,905	39,464	649,179	(744,548)	—

Total	25,062,129	1,661,149	1,255,791	(744,548)	27,234,521

Operating expenses	22,736,819	1,299,316	1,190,141	(742,319)	24,483,957

Operating income	2,325,310	361,833	65,650	(2,229)	2,750,564

Assets	15,897,022	22,378,941	1,889,433	7,564,434	47,729,830

Investment in equity method investees	2,588,127	8,801	10,000	84,294	2,691,222

Depreciation expenses	819,280	564,619	25,176	—	1,409,075

Capital expenditure	1,262,670	2,086,481	39,503	(31,086)	3,357,568

Note:

Unallocated corporate assets included under “Inter-segment Elimination and/or Unallocated Amount” for FY2014 and FY2015 are 7,659,617 million yen and 8,742,168 million yen, respectively, and consist primarily of funds such as cash and cash equivalents, marketable securities and portion of security investments held by TMC.

TOYOTA MOTOR CORPORATION    FY2015 Financial Summary

(Consolidated financial information has been prepared in accordance with U.S. generally accepted accounting principles)

(ii) Consolidated Financial Statements as Classified into Non-Financial Services Business and Financial Services Business

Consolidated Balance Sheets as Classified into Non-Financial Services Business and Financial Services Business

	(Yen in millions)
	FY2014 (March 31, 2014)	FY2015 (March 31, 2015)	Increase (Decrease)
Assets
(Non-financial services)
Current assets:
Cash and cash equivalents	1,411,860	1,680,994	269,134
Marketable securities	1,770,142	2,251,581	481,439
Trade accounts and notes receivable, less allowance for doubtful accounts	2,102,495	2,178,984	76,489
Inventories	1,894,536	2,137,021	242,485
Prepaid expenses and other current assets	1,689,497	1,898,558	209,061

Total current assets	8,868,530	10,147,138	1,278,608

Investments and other assets	9,524,349	10,765,747	1,241,398
Property, plant and equipment	4,886,194	5,346,553	460,359

Total assets	23,279,073	26,259,438	2,980,365

(Financial services)
Current assets:
Cash and cash equivalents	629,310	603,563	(25,747)
Marketable securities	276,735	530,518	253,783
Finance receivables, net	5,628,934	6,269,862	640,928
Prepaid expenses and other current assets	903,022	1,007,249	104,227

Total current assets	7,438,001	8,411,192	973,191

Noncurrent finance receivables, net	8,102,294	9,202,531	1,100,237
Investments and other assets	648,188	816,052	167,864
Property, plant and equipment	2,755,104	3,949,166	1,194,062

Total assets	18,943,587	22,378,941	3,435,354

(Elimination)
Elimination of assets	(785,187)	(908,549)	(123,362)

(Consolidated)
Total assets	41,437,473	47,729,830	6,292,357

Note: Assets in the non-financial services include unallocated corporate assets.

TOYOTA MOTOR CORPORATION    FY2015 Financial Summary

(Consolidated financial information has been prepared in accordance with U.S. generally accepted accounting principles)

	(Yen in millions)
	FY2014 (March 31, 2014)	FY2015 (March 31, 2015)	Increase (Decrease)
Liabilities
(Non-financial services)
Current liabilities:
Short-term borrowings	587,809	567,566	(20,243)
Current portion of long-term debt	131,215	116,496	(14,719)
Accounts payable	2,180,190	2,372,354	192,164
Accrued expenses	2,218,495	2,567,998	349,503
Income taxes payable	583,115	338,680	(244,435)
Other current liabilities	1,283,730	1,437,114	153,384

Total current liabilities	6,984,554	7,400,208	415,654

Long-term liabilities:
Long-term debt	526,498	564,746	38,248
Accrued pension and severance costs	756,229	866,930	110,701
Other long-term liabilities	1,506,806	1,872,881	366,075

Total long-term liabilities	2,789,533	3,304,557	515,024

Total liabilities	9,774,087	10,704,765	930,678

(Financial services)
Current liabilities:
Short-term borrowings	4,610,449	4,849,826	239,377
Current portion of long-term debt	2,834,445	3,830,413	995,968
Accounts payable	45,687	45,195	(492)
Accrued expenses	108,953	116,868	7,915
Income taxes payable	11,714	10,106	(1,608)
Other current liabilities	685,278	802,666	117,388

Total current liabilities	8,296,526	9,655,074	1,358,548

Long-term liabilities:
Long-term debt	8,084,565	9,526,991	1,442,426
Accrued pension and severance costs	11,389	13,363	1,974
Other long-term liabilities	840,218	1,091,616	251,398

Total long-term liabilities	8,936,172	10,631,970	1,695,798

Total liabilities	17,232,698	20,287,044	3,054,346

(Elimination) Elimination of liabilities	(788,299)	(909,308)	(121,009)

(Consolidated) Total liabilities	26,218,486	30,082,501	3,864,015

Shareholders’ equity
(Consolidated) Total Toyota Motor Corporation shareholders’ equity	14,469,148	16,788,131	2,318,983

(Consolidated) Noncontrolling interests	749,839	859,198	109,359

(Consolidated) Total shareholders’ equity	15,218,987	17,647,329	2,428,342

(Consolidated) Total liabilities and shareholders’ equity	41,437,473	47,729,830	6,292,357

TOYOTA MOTOR CORPORATION    FY2015 Financial Summary

(Consolidated financial information has been prepared in accordance with U.S. generally accepted accounting principles)

Consolidated Statements of Income as Classified into Non-Financial Services Business and Financial Services Business

	(Yen in millions)
	FY2014 (For the year ended March 31, 2014)	FY2015 (For the year ended March 31, 2015)	Increase (Decrease)
(Non-financial services)
Net revenues	24,343,613	25,643,508	1,299,895
Costs and expenses:	22,338,957	23,252,430	913,473
Cost of revenues	20,004,553	20,933,168	928,615
Selling, general and administrative	2,334,404	2,319,262	(15,142)

Operating income	2,004,656	2,391,078	386,422

Other income (expense), net	140,067	136,797	(3,270)

Income before income taxes and equity in earnings of affiliated companies	2,144,723	2,527,875	383,152

Provision for income taxes	669,173	763,445	94,272
Equity in earnings of affiliated companies	316,612	306,749	(9,863)

Net income	1,792,162	2,071,179	279,017

Less – Net income attributable to noncontrolling interests	(164,709)	(130,172)	34,537

Net income attributable to Toyota Motor Corporation	1,627,453	1,941,007	313,554

(Financial services)
Net revenues	1,421,047	1,661,149	240,102
Costs and expenses:	1,126,156	1,299,316	173,160
Cost of revenues	840,905	955,380	114,475
Selling, general and administrative	285,251	343,936	58,685

Operating income	294,891	361,833	66,942

Other income (expense), net	1,451	3,190	1,739

Income before income taxes and equity in earnings of affiliated companies	296,342	365,023	68,681

Provision for income taxes	98,589	130,049	31,460
Equity in earnings of affiliated companies	1,764	1,796	32

Net income	199,517	236,770	37,253

Less – Net income attributable to noncontrolling interests	(3,819)	(4,417)	(598)

Net income attributable to Toyota Motor Corporation	195,698	232,353	36,655

(Elimination)
Elimination of net income attributable to Toyota Motor Corporation	(32)	(22)	10

(Consolidated)
Net income attributable to Toyota Motor Corporation	1,823,119	2,173,338	350,219

TOYOTA MOTOR CORPORATION    FY2015 Financial Summary

(Consolidated financial information has been prepared in accordance with U.S. generally accepted accounting principles)

Consolidated Statements of Cash Flows as Classified into Non-Financial Services Business and Financial Services Business

	(Yen in millions)
	FY2014 (For the year ended March 31, 2014)	FY2015 (For the year ended March 31, 2015)
(Non-financial services)
Cash flows from operating activities:
Net income	1,792,162	2,071,179
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	812,957	844,456
Provision for doubtful accounts	3,405	(1,598)
Pension and severance costs, less payments	21,842	(5,263)
Losses on disposal of fixed assets	27,925	31,601
Unrealized losses on available-for-sale securities, net	560	2,565
Deferred income taxes	(108,318)	(114,122)
Equity in earnings of affiliated companies	(316,612)	(306,749)
Changes in operating assets and liabilities, and other	1,010,360	356,269

Net cash provided by operating activities	3,244,281	2,878,338

Cash flows from investing activities:
Additions to fixed assets excluding equipment leased to others	(956,232)	(1,133,102)
Additions to equipment leased to others	(97,515)	(137,985)
Proceeds from sales of fixed assets excluding equipment leased to others	38,311	40,032
Proceeds from sales of equipment leased to others	35,995	40,878
Purchases of marketable securities and security investments	(4,227,802)	(2,530,591)
Proceeds from sales of and maturity of marketable securities and security investments	2,813,373	2,198,799
Payment for additional investments in affiliated companies, net of cash acquired	6,603	—
Changes in investments and other assets, and other	(125,353)	(114,094)

Net cash used in investing activities	(2,512,620)	(1,636,063)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	121,723	119,449
Payments of long-term debt	(169,233)	(100,627)
Increase (decrease) in short-term borrowings	21,808	(47,026)
Dividends paid to Toyota Motor Corporation shareholders	(396,030)	(554,933)
Dividends paid to noncontrolling interests	(63,065)	(69,295)
Reissuance (repurchase) of treasury stock	9,212	(347,784)

Net cash used in financing activities	(475,585)	(1,000,216)

Effect of exchange rate changes on cash and cash equivalents	48,375	27,075

Net increase in cash and cash equivalents	304,451	269,134

Cash and cash equivalents at beginning of year	1,107,409	1,411,860

Cash and cash equivalents at end of year	1,411,860	1,680,994

TOYOTA MOTOR CORPORATION    FY2015 Financial Summary

(Consolidated financial information has been prepared in accordance with U.S. generally accepted accounting principles)

	(Yen in millions)
	FY2014 (For the year ended March 31, 2014)	FY2015 (For the year ended March 31, 2015)
(Financial services)
Cash flows from operating activities:
Net income	199,517	236,770
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	437,896	564,619
Provision for doubtful accounts and credit losses	46,313	80,567
Pension and severance costs, less payments	(1,188)	2,102
Losses on disposal of fixed assets	732	24
Unrealized losses on available-for-sale securities, net	5,636	13
Deferred income taxes	51,995	87,260
Equity in earnings of affiliated companies	(1,764)	(1,796)
Changes in operating assets and liabilities, and other	(269,875)	(191,791)

Net cash provided by operating activities	469,262	777,768

Cash flows from investing activities:
Additions to finance receivables	(20,598,521)	(22,325,159)
Collection of and proceeds from sales of finance receivables	19,612,456	21,668,847
Additions to fixed assets excluding equipment leased to others	(13,789)	(13,216)
Additions to equipment leased to others	(1,611,155)	(2,073,265)
Proceeds from sales of fixed assets excluding equipment leased to others	880	1,515
Proceeds from sales of equipment leased to others	708,344	762,545
Purchases of marketable securities and security investments	(510,476)	(663,703)
Proceeds from sales of and maturity of marketable securities and security investments	505,954	484,202
Changes in investments and other assets, and other	(4,607)	(9,669)

Net cash used in investing activities	(1,910,914)	(2,167,903)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	3,780,228	4,960,157
Payments of long-term debt	(2,831,116)	(3,373,842)
Increase (decrease) in short-term borrowings	465,731	(259,931)

Net cash provided by financing activities	1,414,843	1,326,384

Effect of exchange rate changes on cash and cash equivalents	45,231	38,004

Net increase (decrease) in cash and cash equivalents	18,422	(25,747)

Cash and cash equivalents at beginning of year	610,888	629,310

Cash and cash equivalents at end of year	629,310	603,563

(Consolidated)
Effect of exchange rate changes on cash and cash equivalents	93,606	65,079

Net increase in cash and cash equivalents	322,873	243,387

Cash and cash equivalents at beginning of year	1,718,297	2,041,170

Cash and cash equivalents at end of year	2,041,170	2,284,557

Note:	In the Consolidated Statements of Cash Flows, cash and cash equivalents include cash on hand, bank deposits that can be withdrawn at any time and short-term investments that can be converted into cash at any time and carry minimal risk of change in value.

TOYOTA MOTOR CORPORATION    FY2015 Financial Summary

(Consolidated financial information has been prepared in accordance with U.S. generally accepted accounting principles)

(iii) Geographic Information

FY2014 (As of and for the year ended March 31, 2014)

	(Yen in millions)
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination and/or Unallocated Amount	Consolidated
Net revenues:
Sales to external customers	8,532,875	7,938,615	2,614,070	4,475,382	2,130,969	—	25,691,911
Inter-segment sales and transfers	5,764,595	178,484	110,889	402,290	205,672	(6,661,930)	—

Total	14,297,470	8,117,099	2,724,959	4,877,672	2,336,641	(6,661,930)	25,691,911
Operating expenses	12,787,305	7,791,047	2,666,731	4,481,935	2,294,073	(6,621,292)	23,399,799

Operating income	1,510,165	326,052	58,228	395,737	42,568	(40,638)	2,292,112

Assets	13,231,184	13,720,958	2,576,806	4,013,429	2,731,695	5,163,401	41,437,473

FY2015 (As of and for the year ended March 31, 2015)

	(Yen in millions)
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination and/or Unallocated Amount	Consolidated
Net revenues:
Sales to external customers	8,338,881	9,430,450	2,690,803	4,531,178	2,243,209	—	27,234,521
Inter-segment sales and transfers	6,064,986	247,146	157,491	450,062	206,029	(7,125,714)	—

Total	14,403,867	9,677,596	2,848,294	4,981,240	2,449,238	(7,125,714)	27,234,521
Operating expenses	12,832,391	9,093,077	2,767,176	4,559,458	2,337,729	(7,105,874)	24,483,957

Operating income	1,571,476	584,519	81,118	421,782	111,509	(19,840)	2,750,564

Assets	14,466,432	16,961,700	2,640,054	4,753,850	2,903,474	6,004,320	47,729,830

Note:	1.	Unallocated corporate assets included under “Inter-segment Elimination and/or Unallocated Amount” for FY2014 and FY2015 are 7,659,617 million yen and 8,742,168 million yen, respectively, and consist primarily of funds such as cash and cash equivalents, marketable securities and portion of security investments held by TMC.
	2.	“Other” consists of Central and South America, Oceania, Africa and the Middle East.

(iv) Overseas Sales

FY2014 (For the year ended March 31, 2014)

	(Yen in millions)
	North America	Europe	Asia	Other	Total
Overseas sales	7,919,832	2,495,829	4,252,632	4,616,944	19,285,237

Consolidated sales	—	—	—	—	25,691,911

Ratio of overseas sales to consolidated sales	30.8%	9.7%	16.6%	18.0%	75.1%

FY2015 (For the year ended March 31, 2015)

	(Yen in millions)
	North America	Europe	Asia	Other	Total
Overseas sales	9,405,305	2,555,368	4,231,077	4,947,169	21,138,919

Consolidated sales	—	—	—	—	27,234,521

Ratio of overseas sales to consolidated sales	34.5%	9.4%	15.5%	18.2%	77.6%

Note: “Other” consists of Central and South America, Oceania, Africa and the Middle East, etc.

TOYOTA MOTOR CORPORATION    FY2015 Financial Summary

(Consolidated financial information has been prepared in accordance with U.S. generally accepted accounting principles)

(8) Per Share Amounts

Basic and diluted net income attributable to Toyota Motor Corporation per share for the years ended March 31, 2014 and 2015 are as follows:

	Yen in millions	Thousands of shares	Yen
	Net income attributable to Toyota Motor Corporation	Weighted-average shares	Net income attributable to Toyota Motor Corporation per share
For the year ended March 31, 2014
Basic net income attributable to Toyota Motor Corporation per common share	1,823,119	3,168,989	575.30

Diluted net income attributable to Toyota Motor Corporation per common share	1,823,034	3,170,911	574.92

For the year ended March 31, 2015
Basic net income attributable to Toyota Motor Corporation per common share	2,173,338	3,158,851	688.02

Diluted net income attributable to Toyota Motor Corporation per common share	2,173,296	3,160,429	687.66

The following table shows Toyota Motor Corporation shareholders’ equity per share as of March 31, 2014 and 2015.

	Yen in millions	Thousands of shares	Yen
	Toyota Motor Corporation Shareholders’ equity	Shares issued and outstanding at the end of the year (excluding treasury stock)	Toyota Motor Corporation Shareholders’ equity per share
As of March 31, 2014	14,469,148	3,169,766	4,564.74
As of March 31, 2015	16,788,131	3,146,814	5,334.96

(9) Significant Subsequent Events

None

TOYOTA MOTOR CORPORATION    FY2015 Financial Summary

(Unconsolidated financial information has been prepared in accordance with Japanese generally accepted accounting principles)

7.	Unconsolidated Financial Statements

(1) Balance Sheets

	(Yen in millions)
	FY2014 (March 31, 2014)	FY2015 (March 31, 2015)
Assets
Current assets
Cash and deposits	435,824	690,010
Trade accounts receivable	955,591	1,032,096
Marketable securities	1,973,735	2,255,294
Finished goods	150,694	163,971
Work in process	85,451	88,850
Raw materials and supplies	96,980	99,456
Short-term loans	543,165	634,476
Deferred tax assets	468,216	482,795
Others	522,196	578,071
Less – allowance for doubtful accounts	(8,200)	(24,500)

Total current assets	5,223,654	6,000,524

Fixed assets
Property, plant and equipment
Buildings, net	346,983	339,198
Structures, net	39,929	39,436
Machinery and equipment, net	164,554	184,320
Vehicle and delivery equipment, net	17,087	19,634
Tools, furniture and fixtures, net	69,041	78,409
Land	400,912	408,899
Construction in progress	74,570	102,666

Total property, plant and equipment	1,113,079	1,172,565

Investments and other assets
Investments in securities	5,010,199	5,713,142
Investments in subsidiaries and affiliates	2,001,419	2,004,286
Long-term loans	137,232	139,966
Others	146,038	98,737
Less – allowance for doubtful accounts	(21,900)	(600)

Total investments and other assets	7,272,990	7,955,533

Total fixed assets	8,386,070	9,128,099

Total assets	13,609,725	15,128,623

TOYOTA MOTOR CORPORATION    FY2015 Financial Summary

(Unconsolidated financial information has been prepared in accordance with Japanese generally accepted accounting principles)

	(Yen in millions)
	FY2014 (March 31, 2014)	FY2015 (March 31, 2015)
Liabilities
Current liabilities
Trade notes payable	36	96
Electronically recorded obligations-operating	257,336	254,586
Trade accounts payable	668,740	733,825
Short-term borrowings	20,000	20,000
Current portion of bonds	60,000	30,000
Other payables	366,620	410,186
Income taxes payable	446,291	196,284
Accrued expenses	1,081,268	1,251,677
Deposits received	660,416	639,278
Others	35,252	35,980

Total current liabilities	3,595,962	3,571,917

Long-term liabilities
Bonds	340,000	350,000
Allowance for retirement benefits	283,155	308,064
Deferred tax liabilities	335,246	494,305
Others	134,921	220,064

Total long-term liabilities	1,093,323	1,372,433

Total liabilities	4,689,285	4,944,351

Net assets
Shareholders’ equity
Common stock	397,049	397,049
Capital surplus
Capital reserve	416,970	416,970
Other capital surplus	1,622	—

Total capital surplus	418,592	416,970

Retained earnings
Legal reserve	99,454	99,454
Other retained earnings
Reserve for special depreciation	1,240	1,037
Reserve for reduction of acquisition cost of fixed assets	10,714	11,138
General reserve	6,340,926	6,340,926
Retained earnings carried forward	1,676,049	2,520,332

Total retained earnings	8,128,385	8,972,889

Less – treasury stock	(1,140,127)	(1,238,184)

Total shareholders’ equity	7,803,900	8,548,725

Valuation and translation adjustments
Net unrealized gains on other securities	1,110,016	1,632,613

Total valuation and translation adjustments	1,110,016	1,632,613

Stock acquisition rights	6,522	2,932

Total net assets	8,920,439	10,184,271

Total liabilities and net assets	13,609,725	15,128,623

TOYOTA MOTOR CORPORATION    FY2015 Financial Summary

(Unconsolidated financial information has been prepared in accordance with Japanese generally accepted accounting principles)

(2) Statements of Income

	(Yen in millions)
	FY2014 (April 1, 2013 through March 31, 2014)	FY2015 (April 1, 2014 through March 31, 2015)
Net revenues	11,042,163	11,209,414
Cost of sales	8,637,970	8,599,232

Gross profit	2,404,193	2,610,182

Selling, general and administrative expenses	1,135,188	1,339,518

Operating income	1,269,004	1,270,664

Non-operating income
Interest income	25,315	32,963
Dividend income	556,561	680,419
Others	167,983	203,313

Total non-operating income	749,859	916,696

Non-operating expenses
Interest expenses	8,129	6,744
Others	172,283	55,510

Total non-operating expenses	180,413	62,255

Ordinary income	1,838,450	2,125,104

Income before income taxes	1,838,450	2,125,104

Income taxes – current	492,100	436,700
Income taxes – deferred	(70,459)	(2,274)

Total income taxes	421,640	434,425

Net income	1,416,810	1,690,679

TOYOTA MOTOR CORPORATION    FY2015 Financial Summary

(Unconsolidated financial information has been prepared in accordance with Japanese generally accepted accounting principles)

(3) Changes in Net Assets

FY2014 (April 1, 2013 through March 31, 2014)

	(Yen in millions)
	Shareholders’ equity
	Common stock	Capital surplus			Retained earnings
		Capital reserve	Other capital surplus	Total capital surplus	Legal reserve	Other retained earnings
						Reserve for special depreciation	Reserve for reduction of acquisition cost of fixed assets	General reserve
Balance at the beginning of current period	397,049	416,970	—	416,970	99,454	1,627	9,633	6,340,926

Changes of items during the period
Appropriation to reserve for special depreciation						88
Reversal of reserve for special depreciation						(475)
Appropriation to reserve for reduction of acquisition cost of fixed assets							1,172
Reversal of reserve for reduction of acquisition cost of fixed assets							(91)
Dividends paid
Net income
Repurchase of treasury stock
Reissuance of treasury stock			1,622	1,622
Net changes of items other than shareholders’ equity

Total changes of items during the period	—	—	1,622	1,622	—	(387)	1,080	—

Balance at the end of current period	397,049	416,970	1,622	418,592	99,454	1,240	10,714	6,340,926

	(Yen in millions)
	Shareholders’ equity				Valuation and translation adjustments		Stock acquisition rights	Total net assets
	Retained earnings		Treasury stock	Total shareholders’ equity	Net unrealized gains on other securities	Total valuation and translation adjustments
	Other retained earnings	Total retained earnings
	Retained earnings carried forward
Balance at the beginning of current period	655,963	7,107,604	(1,149,599)	6,772,026	664,820	664,820	9,525	7,446,372

Changes of items during the period
Appropriation to reserve for special depreciation	(88)	—		—				—
Reversal of reserve for special depreciation	475	—		—				—
Appropriation to reserve for reduction of acquisition cost of fixed assets	(1,172)	—		—				—
Reversal of reserve for reduction of acquisition cost of fixed assets	91	—		—				—
Dividends paid	(396,029)	(396,029)		(396,029)				(396,029)
Net income	1,416,810	1,416,810		1,416,810				1,416,810
Repurchase of treasury stock			(321)	(321)				(321)
Reissuance of treasury stock			9,793	11,415				11,415
Net changes of items other than shareholders’ equity					445,195	445,195	(3,003)	442,192

Total changes of items during the period	1,020,086	1,020,780	9,471	1,031,874	445,195	445,195	(3,003)	1,474,067

Balance at the end of current period	1,676,049	8,128,385	(1,140,127)	7,803,900	1,110,016	1,110,016	6,522	8,920,439

TOYOTA MOTOR CORPORATION    FY2015 Financial Summary

(Unconsolidated financial information has been prepared in accordance with Japanese generally accepted accounting principles)

FY2015 (April 1, 2014 through March 31, 2015)

	(Yen in millions)
	Shareholders’ equity
	Common stock	Capital surplus			Retained earnings
		Capital reserve	Other capital surplus	Total capital surplus		Other retained earnings
					Legal reserve	Reserve for special depreciation	Reserve for reduction of acquisition cost of fixed assets	General reserve
Balance at the beginning of current period	397,049	416,970	1,622	418,592	99,454	1,240	10,714	6,340,926

Cumulative effects of changes in accounting policies
Restated balance	397,049	416,970	1,622	418,592	99,454	1,240	10,714	6,340,926
Changes of items during the period
Appropriation to reserve for special depreciation						173
Reversal of reserve for special depreciation						(377)
Appropriation to reserve for reduction of acquisition cost of fixed assets							537
Reversal of reserve for reduction of acquisition cost of fixed assets							(112)
Dividends paid
Net income
Repurchase of treasury stock
Reissuance of treasury stock			(124,224)	(124,224)
Retirement of treasury stock			(122,933)	(122,933)
Transfer to capital surplus from retained earnings			245,535	245,535
Net changes of items other than shareholders’ equity

Total changes of items during the period	—	—	(1,622)	(1,622)	—	(203)	424	—

Balance at the end of current period	397,049	416,970	—	416,970	99,454	1,037	11,138	6,340,926

TOYOTA MOTOR CORPORATION    FY2015 Financial Summary

(Unconsolidated financial information has been prepared in accordance with Japanese generally accepted accounting principles)

	(Yen in millions)
	Shareholders’ equity				Valuation and translation adjustments		Stock acquisition rights	Total net assets
	Retained earnings		Treasury stock	Total shareholders’ equity	Net unrealized gains on other securities	Total valuation and translation adjustments
	Other retained earnings	Total retained earnings
	Retained earnings carried forward
Balance at the beginning of current period	1,676,049	8,128,385	(1,140,127)	7,803,900	1,110,016	1,110,016	6,522	8,920,439

Cumulative effects of changes in accounting policies	(45,706)	(45,706)		(45,706)				(45,706)
Restated balance	1,630,343	8,082,678	(1,140,127)	7,758,194	1,110,016	1,110,016	6,522	8,874,733
Changes of items during the period
Appropriation to reserve for special depreciation	(173)	—		—				—
Reversal of reserve for special depreciation	377	—		—				—
Appropriation to reserve for reduction of acquisition cost of fixed assets	(537)	—		—				—
Reversal of reserve for reduction of acquisition cost of fixed assets	112	—		—				—
Dividends paid	(554,932)	(554,932)		(554,932)				(554,932)
Net income	1,690,679	1,690,679		1,690,679				1,690,679
Repurchase of treasury stock			(359,872)	(359,872)				(359,872)
Reissuance of treasury stock			138,882	14,658				14,658
Retirement of treasury stock			122,933	—				—
Transfer to capital surplus from retained earnings	(245,535)	(245,535)		—				—
Net changes of items other than shareholders’ equity					522,597	522,597	(3,590)	519,007

Total changes of items during the period	889,989	890,210	(98,056)	790,531	522,597	522,597	(3,590)	1,309,538

Balance at the end of current period	2,520,332	8,972,889	(1,238,184)	8,548,725	1,632,613	1,632,613	2,932	10,184,271

(4) Going Concern Assumption

None